FLOWR EXPANDS R&D TEAM WITH HIRING OF NORTH AMERICA’S  FIRST CANNABIS CULTIVATION PhD

Deron Caplan Adds Depth to Leading R&D Capability that Includes Exclusive Alliance with a Scotts Miracle-Gro Division

MARKHAM, ONTARIO January 25, 2019 – The Flowr Corporation (TSXV: FLWR) (“Flowr” or “the Company”), a Canadian Licensed Producer of premium cannabis products, announced today that it has hired Deron Caplan, the first person in North America to earn a Doctor of Philosophy (PhD) with research focused on cannabis production. Dr. Caplan was awarded his doctorate by the University of Guelph in August 2018 and joins Flowr as director of plant science.

Dr. Caplan was the primary author of the first peer-reviewed paper on indoor cannabis production published in North America1 and has written numerous other articles on cannabis published in scientific journals. He has testified on cannabis production before the Canadian Senate’s Standing Committee on Agriculture and Forestry and has provided expert commentary on cannabis for a variety of national media outlets. Dr. Caplan is an expert on growing substrates, fertilization protocols, propagation techniques and irrigation management protocols for cannabis production under a controlled environment. While earning his Doctorate, he, along with his academic advisors, invented four growing substrates specifically formulated and tested for cannabis production.

Flowr was co-founded by Tom Flow, a pioneer in the Canadian cannabis industry and widely recognized thought-leader on cultivation systems and techniques, with a vision for the Company to always be on the cutting edge of cultivation. To maintain that advantage, Flowr’s R&D program is focused on two areas: improving cultivation techniques and systems; and developing cannabis plants that produce the highest quality flower and address specific needs in the medical and recreational markets.

“Flowr is focused on producing premium quality cannabis at scale with industry-leading efficiency and that requires remaining a leader in both cultivation techniques and genetics,” said Flow, who is also Flowr’s Co-CEO. “We believe that adding Deron to our existing team and alliance with Hawthorne Canada strengthens our position at the forefront of understanding the tools and techniques needed to grow great cannabis.”

Flowr’s R&D function is led by Philippe Henry, PhD, a population geneticist who uses genomic data to advance the understanding of the genetic basis of key traits of the cannabis plant and its therapeutic potential. Dr. Henry’s recent work has focused on the development of statistical approaches to modeling the chemotypic variation in elite cannabis cultivars and correlating that information with genomic data with the goal of using sound science to objectively guide cannabis breeding efforts and product development. Along with numerous published papers in scientific journals, Dr. Henry is the co-author of a recent preprint article, “Predicting chemovar cluster and variety verification in vegetative cannabis accessions using targeted single nucleotide polymorphisms”
(https://peerj.com/preprints/27442/).

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1 “Optimal Rate of Organic Fertilizer during the Vegetative-stage for Cannabis Grown in Two Coir-based Substrates,” Deron Caplan, Mike Dixon, Youbin Zheng. HortScience, September 2017

“The holy grail of cannabis cultivation is understanding both the genetic intricacies that drive the unique consumer experience produced by each strain and how best to cultivate a strain to maximize the natural expression of those genetics through its chemical components,” said Dr. Henry. “We believe that Flowr’s R&D team, together with our partner Hawthorne Canada, is uniquely positioned to address both sides of that equation.”

In March 2018, Flowr formed an exclusive strategic alliance with Hawthorne Canada Limited (“Hawthorne”) a subsidiary of Hawthorne Gardening Company, which provides an array of tools for a multitude of gardening needs and is a subsidiary of The Scotts Miracle-Gro Company (NYSE: SMG). The companies will collaborate on R&D for cannabis cultivation systems including the development of a Hawthorne-funded 50,000 square foot R&D center that is the first facility in North America dedicated to cannabis cultivation R&D. The companies broke ground on the facility in October 2018.

About Flowr

The Flowr Corporation (TSXV: FLWR), through its subsidiaries, is a Canadian cannabis company focused on the natural science of cannabis. With head offices in Markham, ON and production in Kelowna, BC, Flowr builds and operates large-scale, GMP designed cultivation facilities utilizing its own patented growing systems. Flowr’s investment in research and development is expected to enable its cultivation team to supply patients with consistent, high-quality medicinal cannabis. With a sense of craftsmanship and a spirit of innovation, Flowr is also well positioned with a line of premium quality cannabis products for the upcoming adult-use market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation

On behalf of The Flowr Corporation:
Tom Flow
Co-CEO and Director

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Bram Judd: +1.905.940.3993 ext. 1520, bram@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: the facilities described herein, including, without limitation, the timing of construction and completion thereof, the depth that Mr. Caplan brings to Flowr, the expertise and experience of Mr. Caplan, Flowr’s vision to be on the cutting edge of cultivation, Flowr’s R&D program and its focus on improving cultivation techniques and systems and developing cannabis plants that produce the highest quality flower and address specific needs in the medical and recreational markets, Flowr’s focus on producing premium quality cannabis at scale, the addition of Mr. Caplan and the alliance with Hawthorne Canada strengthening Flowr’s position at the forefront of understanding the tools and techniques needed to grow great cannabis, the timing of release of certain publications described herein, statements with respect to the holy grail of cannabis cultivation, the belief that Flowr’s R&D team and its partnership with Hawthorne uniquely positions Flowr to address genetic intricacies that drive the unique consumer experience produced by each strain and to cultivate a strain to maximize the natural expression of those genetics through its chemical components, Flowr’s intention to develop and test Hawthorne cultivation systems in the R&D facility, Flowr being well positioned with a line of premium quality cannabis products for the upcoming adult-use market, Flowr’s investment in research and development enabling its cultivation team to supply patients with consistent, high quality medicinal cannabis and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to Flowr’s inability to construct the facilities described herein, or in the time anticipated, Flowr’s inability to grow cannabis at scale, which could adversely impact revenues, the fact that the facilities described herein may not include all the elements described in this press release, which could adversely impact the partnership with Hawthorne, Flowr’s R&D strategy and/or Flowr’s revenues, the inability of Flowr to test Hawthorne’s cultivation systems, which could adversely impact the partnership described herein and future R&D initiatives of Flowr, Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities described herein or otherwise, Flowr’s inability to research genetics and cultivation data analytic systems, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Mr. Caplan not bringing the experience or expertise described herein, Flowr not being able to remain at the cutting edge of cultivation, Flowr’s R&D program not improving cultivation techniques and systems and not developing cannabis plants that produce the highest quality flower and address specific needs in the medical and recreational markets, which could result in Flowr losing its competitive edge and/or sales, the addition of Mr. Caplan and the alliance with Hawthorne Canada not strengthening Flowr’s position at the forefront of understanding the tools and techniques needed to grow great cannabis, which could significantly impact Flowr’s competitive edge with respect to cultivation, Flowr’s R&D team and its partnership with Hawthorne not being able to address genetic intricacies that drive the unique consumer experience produced by each strain and to cultivate a strain to maximize the natural expression of those genetics through its chemical components, Flowr requiring additional financing from time to time in order to continue i ts operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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